UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

WESTMONT RESOURCES, INC.
(Exact Name of Registrant as Specified in Its Corporate Charter)

Nevada	000-52398	76-0773948
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1621 Freeway Drive, Suite 209
Mount Vernon, WA 98273
 (Address of Principal Executive Offices)

360-395-6040
 (Issuer’s Telephone Number)

WESTMOUNT RESOURCES, INC.

1621 Freeway Drive, Suite 209
Mount Vernon, WA 98273

Attention: Andrew Jarvis, President

______________________________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

This Information Statement is being mailed on or about October 6, 2008 to holders of record on September 30, 2008, of shares of common stock, $0.001 par value per share (the “Common Stock”), of Westmont Resources, Inc., a Nevada corporation (the “Company”), in connection with an anticipated change in a majority of the members of the Company’s Board of Directors (the “Board”). The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 of the U.S. Securities and Exchange Commission (the “SEC”) thereunder.

On September 30, 2008 (the “Closing Date”), the Company’s President and Sole Director, Andrew Jarvis, (“Jarvis”) entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Peter Lindhout, an individual, (“Lindhout”) and Javan King, an individual, (“King”) (collectively, Lindhout and King being the “Purchasers”) pursuant to which Jarvis sold to the Purchasers an aggregate of Three Million Six Hundred Sixty-six Thousand Six Hundred Sixty-seven (3,666,667) shares of common stock of the Company, par value $0.001 per share (“Common Shares” and “Common Stock”, respectively) which was owned by him in exchange for the sum of Six Thousand Dollars ($6,000).  As a result of that transaction, the Purchasers acquired a 38.29% interest in the Common Stock of the Company, with the interest of Mr. Jarvis being reduced to 19.64%.   Mr. Lindhout and Mr. King also agreed to become officers and directors of the Company.

WE ARE NOT ASKING YOU FOR A PROXY,
AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

The consummation of the transactions described in the Purchase Agreement shall result in a change in control of the Company. As a result, Peter Lindhout will become Chairman of the Board and our Chief Executive Officer and President, and Javan King will become a director and our Chief Operating Officer and Secretary, both effective upon the 10th day following the mailing of this Information Statement. At that time, Andrew Jarvis, who will remain a member of our Board of Directors, will resign as Chief Executive Officer, President and Secretary, and will remain our Chief Financial Officer/Treasurer.

This Information Statement is being delivered to you to provide information regarding anticipated changes in the membership of the Board as a result of the consummation of the Purchase Agreement and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

TERMS OF THE STOCK PURCHASE AGREEMENT

General

Under the terms of the Purchase Agreement, Mr. Jarvis sold an aggregate of Three Million Six Hundred Sixty-six Thousand Six Hundred Sixty-seven (3,666,667) shares of the Company’s Common Stock which he owned in exchange for cash in the amount of Six Thousand Dollars ($6,000).  As a result of the consummation of the Purchase Agreement, each of the Purchasers acquired a 19.64% interest in the Common Stock

New Directors

Upon the 10th day following the mailing of this Information Statement. Javan King and Peter Lindhout will be named as directors of the Company with Andrew Jarvis remaining a director.

BUSINESS

General

We currently own a 100% undivided interest in one mineral property, the “JB 1 Claim” (Tenure No. 578808), located in the Province of British Columbia, Canada, that we have previously called the “JB 1 Claim” (Tenure No. 530733) and the “JB 2 Claim” (Tenure No. 554843).  During the year ended May 31, 2008, the Company amalgamated the JB 1 Claim and the JB 2 Claim into one mineral property called the JB 1 Claim (Tenure No. 578808).  The JB 1 Claim is located in northwestern British Columbia, approximately 31 miles south of the town of Atlin. Due to restrictions set by the Province of British Columbia on the ownership of mineral claims, title to the JB 1 Claim is currently held by our wholly owned subsidiary, Norstar Explorations Ltd., a British Columbia company. During the next 12 months we intend to continue to conduct mineral exploration activities on the JB 1 Claim in order to assess whether it possess deposits of copper, silver and gold capable of commercial extraction.

We have not earned any revenues to date. We do not anticipate earning revenues until such time as we enter into commercial production of our mineral properties. We are presently in the exploration stage of our business and we can provide no assurance that any commercially viable mineral deposits exist on our mineral claims, that we will discover commercially exploitable levels of mineral resources on our properties, or, if such deposits are discovered, that we will enter into further substantial exploration programs. Further exploration is required before a final determination can be made as to whether our mineral claims possess commercially exploitable mineral deposits of copper, silver and gold.

THE JB 1 CLAIM

Under the Mineral Tenure Act, title to British Columbia mineral claims can only be held by individuals, British Columbia corporations or foreign corporations extra-provincially registered in British Columbia. As such, title to our mineral claim is held by our wholly owned subsidiary, Norstar Explorations Ltd., a British Columbia company.

Description of the JB 1 Claim

The JB 1 Claim is comprised of 1,211.62 hectares, located 31 miles south of Atlin, British Columbia, Canada, at Gold Bottom Creek, on the southwest flank of Mt. O’Keefe. See “Figure 1” below.

The JB 1 Claim is recorded with the Ministry of Energy, Mines and Petroleum Resources for the Province of British Columbia (the “Ministry of Mines”) as follows:

Name of Mineral Claim	Area in Hectares	Tenure Number	Expiry Date
JB 1	1,211.62	578808	March 22, 2009

The Province of British Columbia owns the land covered by the mineral claim. To our knowledge, there are no aboriginal land claims that might affect our title to the mineral claim or the Province’s title of the property.

In order to maintain the JB 1 Claim in good standing, we must complete minimum exploration work on the mineral claim and file confirmation of the completion of the work with the Ministry of Mines. In lieu of completing this work, we may pay a fee equal to the minimum exploration work that must be performed with the Ministry of Mines. The completion of mineral exploration work or payment in lieu of exploration work in any year will extend the existence of our mineral claim for one additional year. Our mineral claim is currently in good standing until March 22, 2009. The minimum exploration work that must be performed and/or the fee for keeping our claim current is equal to $4.00 CDN (approximately $3.81 US) per hectare for the first three years and $8.00 CDN (approximately $7.62 US) per hectare thereafter. The JB 1 Claim is comprised of approximately 1,211.62 hectares, meaning that we will be required to complete minimum exploration work or pay a minimum fee of $4,846 CDN (approximately $4,615 US) each year prior to March 22 for the first three years, in order to keep the JB 1 Claim current. Thereafter, the minimum exploration work/fee payable will increase to $9,692 CDN (approximately $9,230 US) per year. If we fail to complete the minimum required amount of exploration work or fail to make a payment in lieu of this exploration work, our mineral claim will lapse and we will lose all interest in our mineral claim.

Figure 1

Location of Claim

Location

The JB 1 Claim is located south of Mt. O’Keefe, which is 31 miles south of Atlin, British Columbia, Canada. The claim is situated immediately southwest of Mt. O’Keefe and 5.2 miles south of Kuthai Lake (aka “Silver Salmon Lake”) in the headwaters area of Gold Bottom Creek, a tributary of the Sloko River. The Sloko River flows westerly into Atlin Lake and ultimately into the Yukon River system. Elevations on the claim vary from 3,478 feet to 4,511 feet above sea level.

Terrain in the vicinity of the JB 1 Claim is typically post-glacial with gently rounded surfaces and a thin veneer of glacial till and deposits of unconsolidated glacio-fluvial gravels and sands. Outcroppings of bedrock are abundant and forest cover is very sparse.

Physiography & Access

The Mt. O’Keefe area lies east of the Boundary Ranges of the Coast Mountains, in the Taku Plateau physiographic subdivision of the Yukon Plateau. The terrain mostly comprises glaciated hills with moderately steep slopes and underfit streams that occupy broad channels established by glaciers and meltwater streams.

Principal stream drainages flow via the O’Donnel River to Atlin Lake and ultimately to the Yukon River system and other nearby streams flow southerly into the Taku River system. Many of the district lakes, and particularly the Atlin, Surprise and Teslin Lakes, are long, narrow and fjord-like, as a result of both continental and alpine glaciation. There is a complex process of till deposition, erosion and stream capture, related to Wisconsin age continental glaciation and episodes of alpine glaciation.

Atlin is a relatively isolated community of about 350 residents located on the east shore of Atlin Lake in northwestern British Columbia. It is 61 miles south of Jakes Corner, Yukon, on the Alaska Highway and 113 miles from Whitehorse, Yukon. A community airstrip enables air service access by small aircraft. The JB 1 Claim area is serviced by a local road that passes 12 miles southerly from Atlin to Warm Bay on Atlin Lake and continues as a seasonal miners’ road fir a further 7 miles. The remaining 16 miles is accessible by helicopter.

Climate

The Atlin district has a climate with warm summers, cold winters with moderate precipitation, equally in the form of rain and snow. Permafrost is present in sheltered areas and may impede certain types of mineral exploration work. The JB 1 Claim is located at higher elevation, closer to the Coast Mountains, and is subject to more severe weather conditions and a shorter season in which mineral exploration can be conducted.

The area has daily average temperatures of -15.4°C (4.3°F) in the month of January and 13.1°C (55.6°F) in July. The area has annual rainfall of approximately 7.6 inches and annual snowfall of 60.9 inches. On average, the area has precipitation in 115 days annually.

History

The Atlin mining area gained prominence in 1898 when placer gold was discovered, which led to active mining activities between 1898 to 1910, which have been continuous to the present. Placer mining activities spread through the district, with prominent production near Atlin and southerly to McKee Creek and tributaries of the O’Donnel River, particularly Slate Creek.

Mineral exploration intensified during the 1970s with porphyry molybdenum deposits and low grade uranium occurrences located west of Surprise Lake. The Town of Atlin served as a base of operations for prospecting and geological crews working in the nearby Coast Mountains and the Interior Plateau.

Lode gold in the Atlin district commonly occurs with sparse sulphides, including pyrite, base metal minerals and tellurides, in quartz-carbonate veins that are often enveloped by intense alteration assemblages of quartz, carbonate and green micas (i.e. listwanite). Historically, although many small deposits have been explored, none has achieved significant production.

Property Geology

The Atlin mining district lies within accreted oceanic terrain near the Cache Creek Complex of Mississippian, which is composed of Middle Jurassic age rocks, dominantly cherts and sandstones but also volcaniclastic components. Cache Creek assemblage is bordered both to the northwest and southeast by Stikine terrain, a similarly accreted arc-related volcanic allocthon, composed of thick sequences of volcaniclastic bedded formations that have north and northwesterly trending fabrics.

The “Atlin Intrusions” of harzburgite and dunite, with meta-diorite and meta-gabbro and their metamorphosed equivalent, serpentinite, are widely distributed, notably in the historic placer gold mining areas but even more prominently in a northwest trending linear belt that forms the Nahlin ultramafic body. The Nahlin ultramafic body is a north-west, south-east trending formation which extends for some 62 miles with widths of up to 5 miles. It is thought to represent an exposed portion of the ancestral earth’s mantle that is preserved along the east side of what has been identified as the Nahlin fault zone.

Bedrock outcroppings are abundantly distributed and available geological information indicates that the JB 1 Claim area is underlain by ultramafic rocks of the Atlin Intrusions. These bodies include peridotite, dunite, gabbro and diorite and their serpentinized and carbonatized equivalents. Surrounding rocks are Cache Creek group metasediments, including cherts, argillite, quartzite and schist, with greenstone and amphibolite. A previous report in 1985 includes reference to a number of small felsite intrusions of Tertiary age. The Nahlin Fault, an important and strong northwesterly trending structural element, forms the south flank of the so-called “Atlin Terrain” and separates it from the Lower Jurassic age Laberge group of relatively unaltered sedimentary rocks that consists of greywacke, siltstone, mudstone and conglomerate.

The Nahlin ultramafic body has the potential to host economically viable mineral deposits, including base metal sulphides, cinnabar (mercury), gold and platinum group element deposits. A chalcedonic stockwork, located on Gold Bottom Creek a few miles north of JB 1 Claim, is believed to be related to a hot springs-type environment. Previous operators have suggested that a bulk tonnage precious metals deposit may underlie the stockwork. Provincial geological survey personnel in 2001 discovered a massive sulphide mineral zone in Cache Creek assemblage rocks near the eastern boundary of the Nahlin ultramafite.

Mineralization

Previous reports suggest a spatial and genetic relationship between ultramafic bodies and placer gold occurrences. Although there are no assurances, viable placer gold deposits may be found south of O’Donnel River. Platinum group element concentrations may also be located according to recent studies of samples of heavy mineral and sluice box concentrates from the O’Donnel River area that contained significantly high amounts of platinum.

Prospectors in 1959 discovered chrysotile asbestos near Mt. O’Keefe and, while conducting follow-up work, found strongly mineralized “float” with impressive chalcocite mineralization. Work in the area continued in subsequent years and unconfirmed reports suggest that a 1 1/2 to 2 ft. wide vein of chalcocite was found.

Previous exploration surveys in the Gold Bottom Creek area, including most of Mt. O’Keefe, indicated anomalous mercury and arsenic values in both soil and rock samples coincident with chalcedonic stockworks. Another report indicated that, after further delineating four zones of mercury mineralization in sheared and brecciated ultramafic rocks, samples across significant widths returned more than 1% mercury. It further concluded that the area was geologically favorable for the discovery of hydrothermal mineral deposits and recommended additional work including further grid-based work with mapping and soil sampling.

Recommended Geological Exploration Program

We engaged Erik Ostensoe, P.Geo., to prepare a geological evaluation report on the JB 1 Claim. Mr. Ostensoe is a consulting professional engineer in the Geological Section of the Association of Professional Engineers and Geoscientists of the Province of British Columbia, Canada. Mr. Ostensoe attended the University of British Columbia and holds a Bachelor of Science (Honors) degree in Geology. Mr. Ostensoe has been licensed as a professional engineer by the Professional Engineers Association of British Columbia for more than 40 years.

The work completed by Mr. Ostensoe in preparing the geological report consisted of the review of geological data from previous exploration within the region. The acquisition of this data involved the research and investigation of historic files to locate and retrieve data information acquired by previous exploration companies in the area of the mineral claim.

The geological evaluation report prepared by Mr. Ostensoe concludes that the JB 1 Claim is located in an alpine area in a geological setting that is highly prospective for the discovery of important mineral deposits, particularly occurrences of gold, copper, nickel and platinum group metals. The area is at present somewhat remote, but there are evolving mining projects in the Tulsequah area and close to Atlin.

In his geological report, Mr. Ostensoe, recommended that a four-phase continuing exploration program be undertaken on the property to determine the prime localities of mineralization on which to focus concentrated exploration. The four-phase program consists of the following:

Phase	Exploration Program	Cost	Status
Phase I	Review historic data for initial evaluation in the field; geochemical sampling and reconnaissance work; analyses of rock samples and stream sediment and soil samples.	$4,320	Completed in Spring of 2007.
Phase II	Satellite imagery and computer driven software programs to provide base maps and structural studies of the JB 1 Claim.	$7,420	Completed in the Fall of 2007.
Phase III	Continue surveys and sampling work; trenching and drilling; continue assessment; helicopter- supported grid preparation and magnetometer and electromagnetic survey.	$25,000	Expected to be completed in 2009

Current State of Exploration

Work on Phase I of our exploration program was completed in the Spring of 2007 and consisted of a very limited program of geochemical stream sediment and rock sampling. The results of Phase I did not indicate any geologically anomalous values. However, acting on the recommendations of our consulting geologist we decided to proceed with Phase II of our exploration program.

Phase II of our exploration program was completed in the Fall of 2007. Surveys and geological mapping was undertaken using aerial and satellite imagery to provide base maps and structural studies on the JB 1 Claim. We attempted to have rock and soil samples taken and analyzed, however, due to inclement weather conditions we were unable to access the JB 1 Claim. Based on a review of the satellite imagery we obtained of the JB 1 Claim, our consulting geologist has recommended that we proceed with Phase III of our exploration program. Phase III of our exploration program is expected to consist of rock and soil sampling with a proposed budget of $25,000. We hope to engage consultants to visit the JB 1 claim area to conduct Phase III of our exploration program in 2009.

Compliance with Government Regulations

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in the Province of British Columbia. The main agency that governs the exploration of minerals in the Province of British Columbia is the British Columbia Ministry of Energy, Mines and Petroleum Resources (the “Ministry of Mines”).

The Ministry of Mines manages the development of British Columbia's mineral resources, and implements policies and programs respecting their development while protecting the environment. In addition, the Ministry of Mines regulates and inspects the exploration and mineral production industries in British Columbia to protect workers, the public and the environment.

The material legislation applicable to our mineral exploration and development activities are the British Columbia Mineral Tenure Act, and the British Columbia Mines Act, as well as the Health, Safety and Reclamation Code, promulgated under the Mines Act.

The Mineral Tenure Act and its regulations govern the procedures involved in the location, recording and maintenance of mineral titles in British Columbia. The Mineral Tenure Act also governs the issuance of leases which are long term entitlements to minerals.

All mineral exploration activities carried out on a mineral claim or mining lease in British Columbia must be done in compliance with the Mines Act. The Mines Act applies to all mines during exploration, development, construction, production, closure, reclamation and abandonment. It outlines the powers of the Chief Inspector of Mines, to inspect mines, the procedures for obtaining permits to commence work in, on or about a mine and other procedures to be observed at a mine. Additionally, the provisions of the Health, Safety and Reclamation Code for mines in British Columbia contain standards for employment, occupational health and safety, accident investigation, work place conditions, protective equipment, training programs, and site supervision.

Additional approvals and authorizations may be required from other government agencies, depending upon the nature and scope of the proposed exploration program. If the exploration activities require the falling of timber, then either a free use permit or a license to cut must be issued by the Ministry of Forests. Items such as waste approvals may be required from the Ministry of Environment, Lands and Parks if the proposed exploration activities are significantly large enough to warrant them. Waste approvals refer to the disposal of rock materials removed from the earth which must be reclaimed. An environmental impact statement may be required.

We have not budgeted for regulatory compliance costs in the proposed work program recommended by our geological report on the JB 1 Claim entitled “Report and Recommendations JB 1 Claim Tenure No. 530766, Atlin Mining District Northwestern British Columbia Canada” prepared by our consulting geologist on April 23, 2006.

The Mineral Tenure Act requires that a holder of title to mineral claims must spend at least $4.00 CDN (approximately $3.81 US) per hectare per year in order to keep the property in good standing. The JB 1 Claim consists of an area of approximately 1211.62 hectares. As such, our annual fee with respect to the JB 1 Claim is expected to be approximately $4,846 CDN (approximately $4,615 US).  The JB 1 Claim is currently in good standing until March 22, 2009.

Environmental Regulations

We will also have to sustain the cost of reclamation and environmental remediation for all exploration work undertaken. Both reclamation and environmental remediation refer to putting disturbed ground back as close to its original state as possible. Other potential pollution or damage must be cleaned-up and renewed along standard guidelines outlined in the usual permits. Reclamation is the process of bringing the land back to its natural state after completion of exploration activities. Environmental remediation refers to the physical activity of taking steps to remediate, or remedy, any environmental damage caused. The amount of these costs is not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the recommended work program. Because there is presently no information on the size, tenor, or quality of any resource or reserve at this time, it is impossible to assess the impact of any capital expenditures on earnings, our competitive position or on us in the event a potentially economic deposit is discovered.

If we anticipate disturbing ground during our mineral exploration activities, we will be required to make an application under the Mines Act for a permit. A permit is issued within 45 days of a complete and satisfactory application. We do not anticipate any difficulties in obtaining a permit, if needed. The initial exploration activities on the JB 1 Claim (grid establishment, geological mapping, soil sampling, geophysical surveys) do not involve ground disturbance and as a result do not, at this time, require a work permit. Any follow-up trenching and/or drilling will require permits, applications for which will be submitted well in advance of the planned work.

If we enter the production phase, of which there is no assurance, the cost of complying with permit and regulatory environment laws will be greater because the impact on the project area is greater. Permits and regulations will control all aspects of the production program if the project continues to that stage. The regulatory requirements that we will have to meet will likely include:

(i)	Ensuring that any water discharge meets drinking water standards;

(ii)	Dust generation will have to be minimal or otherwise re-mediated;

(iii)	Dumping of material on the surface will have to be re-contoured and re-vegetated with natural vegetation;

(iv)	All material to be left on the surface will need to be environmentally benign;

(v)	Ground water will have to be monitored for any potential contaminants;

(vi)	The socio-economic impact of the project will have to be evaluated and if deemed negative, will have to be re-mediated; and

(vii)	There will have to be an impact report of the work on the local fauna and flora including a study of potentially endangered species.

Operations

Competition

We are an exploration stage company. We compete with other mineral resource exploration and development companies for financing and for the acquisition of new mineral properties. Many of the mineral resource exploration and development companies with whom we compete have greater financial and technical resources than us. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford greater geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could adversely impact on our ability to finance further exploration and to achieve the financing necessary for us to develop our mineral properties.

Employees

We have no employees other than our sole executive officer and director as of the date of this Information Statement. We conduct our business largely through agreements with consultants and arms length persons.

DESCRIPTION OF SECURITIES

General

The Company’s authorized capital stock currently consists of Seventy Five Million (75,000,000) shares of Common Stock, par value $0.001 per share. The following statements relating to the capital stock set forth the material terms of these securities.

Common Stock

On October 3, 2008, there were 9,333,000 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder to one (1) vote on each matter submitted to a vote of our stockholders, including the election of Directors. There is no cumulative voting. Our Common Stock holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board. Common Stock holders have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions related to the Common Stock. In the event of liquidation, dissolution or winding up of the Company, our Common Stock holders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Anti-Takeover Effects of Provisions of the Articles of Incorporation, Bylaws and Nevada Law

Authorized and Unissued Stock
The authorized but unissued shares of our Common Stock and preferred stock are available for future issuance without the approval of our stockholders. These additional shares may be utilized for a variety of corporate purposes including but not limited to future public or direct offerings to raise additional capital, corporate acquisitions and employee incentive plans. The issuance of such shares may also be used to deter a potential takeover of the Company that may otherwise be beneficial to our stockholders by diluting the shares held by a potential suitor or issuing shares to a stockholder that will vote in accordance with the desires of the Board. A takeover may be beneficial to stockholders because, among other reasons, a potential suitor may offer stockholders a premium for their shares of stock compared to the then-existing market price.

Nevada Law
We are subject to Sections 78.411 through 78.444 of the Nevada Revised Statues which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Nevada corporation for three (3) years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three (3) years prior to the determination of interested stockholder status did own, ten percent (10%) or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors.

We are also subject to Sections 78.378 through 78.3793 of the Nevada Revised Statutes, commonly referred to as the “control share law”, so long as we have two hundred (200) or more shareholders of record, at least one hundred (100) of whom are in Nevada. The control share law provides, among other things, that a person (individually or in association with others) who acquires a “controlling interest” (which, under the definition in the control share law, can be as small as twenty percent (20%) of the voting power in the election of directors) in a corporation will obtain voting rights in the “control shares” only to the extent such rights are conferred by a vote of the disinterested stockholders. In addition, in certain cases where the acquiring party has obtained such stockholder approval for voting rights, stockholders who voted against conferring such voting rights will be entitled to demand payment by the corporation of the fair value of their shares.

The Nevada Revised Statutes further allow a company’s board of directors to consider factors other than offering price in deciding upon whether to reject or approve a tender offer or proposed merger or similar transaction. These factors include:

•	the effect on employees, suppliers and customers;

•	the economy of Nevada and the nation;

•	the effect on the communities in which offices of the corporation are located; and

•	the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be better served by continued independence.

The provisions of Nevada law and our Articles of Incorporation and Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Empire Stock Transfer, Inc. is the transfer agent and registrar of our Common Stock. Their address is 2470 St. Rose Pkwy, Suite 304, Henderson, NV 89074, and their telephone number is (702) 818-5898.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT AND RELATED STOCKHOLDERS MATTERS

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of October 3, 2008 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors, (iii) each of our named executive officers; and (iv) officers and directors as a group. Unless otherwise indicated, the shareholder listed possesses sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
DIRECTORS AND EXECUTIVE OFFICERS
Common Stock	Andrew Jarvis President, Secretary and Treasurer Director 1621 Freeway Drive, Suite 209 Mount Vernon, WA 98273	5,500,000 Direct	58.9%
Common Stock	All Directors and Executive Officers as a Group (1 person)	5,500,000 Shares	58.9%

5% STOCKHOLDERS
Common Stock	Andrew Jarvis President, Secretary and Treasurer Director 1621 Freeway Drive, Suite 209 Mount Vernon, WA 98273	5,500,000 Direct	58.9%
Notes:
(1)
Based on 9,333,000 shares of our common stock issued and outstanding as of October 3, 2008. Under Rule 13d-3, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on October 3,  2008.

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than 10% of our equity securities (collectively, the “Reporting Persons”), to file reports of ownership and changes in ownership with the SEC. Reporting Persons are required by SEC regulation to furnish us with copies of all forms they file pursuant to Section 16(a). Based on our review of the copies of such forms received by us, other than as described below, no other reports were required for those persons. We believe that, during the year ended May 31, 2008, and from June 1, 2008 through October 3, 2008, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them.

The following persons have failed to file, on a timely basis, the identified reports required by Section 16(a) of the Securities Exchange Act of 1934:

Name and Principal Position	Number of Late Insider Reports	Transactions Not Timely Reported	Known Failures to File a Required Form
Andrew Jarvis President, Secretary, Treasurer and Director	None	None	None

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,
AND DIRECTOR INDEPENDENCE

Except as described below, none of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us, other than noted in this section:

(i)	Any of our directors or officers;
(ii)	Any person proposed as a nominee for election as a director;
(iii)	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
(iv)	Any of our promoters; and
(v)	Any relative or spouse of any of the foregoing persons who has the same house as such person.

On March 16, 2005, we issued 5,500,000 total shares of common stock to our sole executive officer and sole director, Andrew Jarvis, at a price of $0.001 per share. The shares were issued pursuant to Section 4(2) of the Securities Act and are restricted shares as defined in the Securities Act.

In addition, we purchased the JB 1 Claim from Mr. Jarvis at a cost of $4,000 CDN (approximately $3,738 USD) in March 2005. Title to the JB 1 Claim is currently held by our wholly owned subsidiary, Norstar Explorations Ltd.

As of October 3, 2008, we are indebted to Mr. Jarvis in the amount of $23,528 (USD) on account of amounts advanced to us for the payment of general and administrative expenses and the costs associated with completing Phase I and Phase II of our exploration program. The amount is unsecured, non-interest bearing and has no specific terms of repayment.

MANAGEMENT AND BOARD OF DIRECTORS

Current Management and Board of Directors

The following table sets forth the current names and ages of the directors and executive officers of the Company and the positions held by each person at the Company:

Name	Age	Position
Andrew Jarvis	41	President, Secretary, Treasurer and Director

Set forth below is a brief description of the background and business experience of our sole executive officer and director:

Mr. Andrew Jarvis has been the President, Secretary, Treasurer and sole director of Westmont since it’s founding in November 2004.  Mr. Jarvis has a Bachelor of Business Administration (1990) from Simon Fraser University. In 2004, Mr. Jarvis successfully passed an overview course on the mineral exploration industry at the British Columbia Institute of Technology. Mr. Jarvis is a member of the British Columbia & Yukon Chamber of Mines.  From 1993 to 2002, Mr. Jarvis was the president of Advantage Network Services Inc. and Expertech Cablecom Inc., companies engaged in the telecom equipment and cable installation business. He was also a director of Eagle Ridge Ventures Inc. from November 15, 2004 to August 31, 2005.

Proposed Management and Board of Directors

The following table identifies the director and executive officers of the Company who will serve in office following the expiration of the ten (10) day time period following the mailing of this Information Statement. Prior to the execution of the Purchase Agreement, neither Mr. King nor Mr. Lindhout was an officer or director of or held any position with the Company, and neither Mr. King nor Mr. Lindhout were known to own any shares of Common Stock.

Name	Age	Positions(s)
Peter Lindhout	54	Chairman of the Board, Chief Executive Officer and President
Javan King	41	Chief Operating Officer, Secretary and Director
Andrew Jarvis	41	Chief Financial Officer, Treasurer and Director

There are no family relationships among any of the directors or executive officers of the Company. Except as provided herein, none of the Company’s directors or executive officers is a director of any company that files reports with the SEC, except as discussed below. None of the Company’s directors have been involved in any bankruptcy or criminal proceeding (excluding traffic and other minor offenses), and none have been enjoined from engaging in any business during the past five (5) years.

Peter Lindhout – Chairman of the Board and Chief Executive Officer.  Mr. Lindhout became a Managing Partner of Cumbuco Beach LLC in 2003 where he has shared responsibility for overseeing all aspects of its Merchant Banking operations with Mr. King.  Mr. Lindhout was named President of Qualico Capital Corporation in January 2006 and continues to serve in such capacity. From April 2007 to present, Mr. Lindhout has served as a director of OBN Holdings, Inc., a publicly traded company involved in a variety of industries, including entertainment, real estate and manufacturing.  From May 2007 to present, Mr. Lindhout has served as a director of Master Distribution Systems, Inc., a publicly traded company involved in a variety of industries, including entertainment, real estate and manufacturing.

Javan King – Chief Operating Officer, Secretary and a director.  Mr. King co-founded Cumbuco Beach LLC in 2000.  Currently, he continues to serve as a Managing Partner of Cumbuco Beach LLC, where he has been responsible for overseeing all aspects of its Merchant Banking operations, sharing such responsibility with Mr. Lindhout from 2003 to present. Mr. King has also been an Associate Director of Qualico Capital Corporation form 2006 to present, serving in its Corporate Financial Division.

Andrew Jarvis - Chief Financial Officer, Treasurer and a director.   Mr. Jarvis has a Bachelor of Business Administration (1990) from Simon Fraser University. In 2004, Mr. Jarvis successfully passed an overview course on the mineral exploration industry at the British Columbia Institute of Technology. Mr. Jarvis is a member of the British Columbia & Yukon Chamber of Mines.  From 1993 to 2002, Mr. Jarvis was the president of Advantage Network Services Inc. and Expertech Cablecom Inc., companies engaged in the telecom equipment and cable installation business. He was also a director of Eagle Ridge Ventures Inc. from November 15, 2004 to August 31, 2005.

Term of Office

Members of our board of directors are appointed to hold office until the next annual meeting of our stockholders or until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the provisions of the Nevada Revised Statutes. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

We have no significant employees other than our sole officer and director.

We conduct our business through agreements with consultants and arms-length third parties. Currently, we have no formal consulting agreements in place. We have a verbal arrangement with the consulting geologist currently conducting the exploratory work on the JB 1 Claim. We pay to this geologist the usual and customary rates received by geologists performing similar consulting services.

Committees of the Board of Directors

We do not presently have a separately constituted audit committee, compensation committee, nominating committee, executive committee or any other committees of our board of directors.

Audit Committee Financial Expert

None of our proposed directors qualifies as an “audit committee financial expert.” We believe that the cost related to retaining such a financial expert at this time is prohibitive. Further, because we are in the start-up stage of our business operations, we believe that the services of an audit committee financial expert are not warranted at this time.

Code of Ethics

We adopted a Code of Ethics applicable to our principal executive officer and principal financial officer and certain other finance executives, which is a “code of ethics” as defined by applicable rules of the SEC.  If we make any amendments to our Code of Ethics other than technical, administrative, or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of our Code of Ethics to our principal executive officer and principal financial officer, or certain other finance executives, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies in a Current Report on Form 8-K filed with the SEC.

EXECUTIVE COMPENSATION

Summary Compensation Table

We did not pay any compensation to our sole executive officer and sole director during the fiscal year ended May 31, 2008 nor during the period from June 1, 2008 through October 3, 2008. At the present time, Mr. Jarvis donates approximately 50% of his business time to us free of charge.

Outstanding Equity Awards

As of October 3, 2008, we did not have any outstanding equity awards.

Employment Contracts

We have no employment contracts, termination of employment or change-in-control arrangements with Mr. Jarvis, our sole executive officer and sole director.

Mr. Jarvis provides his services on a part-time basis as required for our business. Mr. Jarvis presently commits approximately 50% of his business time to our business. Mr. Jarvis donates his management services to us free of charge. The management services donated by Mr. Jarvis are valued at $500 per month.

LITIGATION

In the normal course of business, we are named as defendant in lawsuits in which claims are asserted against us. In our opinion, the liabilities, if any, which may ultimately result from such lawsuits, are not expected to have a material adverse effect on our financial position, results of operations or cash flows. As of October 3, 2008, there is no outstanding litigation.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sections 7502, 751, and 752 of the Nevada General Corporation Law empower a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officer. However, these provisions do not eliminate or limit the liability of our directors and officers: (a) for any breach of their duty of loyalty to the Company or its stockholders; (b) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) for any transaction from which they derived an improper personal benefit. Nevada law provides that the indemnification permitted by that law shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under a corporation’s bylaws, any agreement, a vote of stockholders or otherwise. We will indemnify our directors and officers to the maximum amount that we are able. Under Nevada law, the directors have a fiduciary duty to us that is not eliminated by these referenced sections and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief may be available. In addition, each director will continue to be subject to liability under Nevada law for breach of their duty of loyalty to us for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or that involve intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to them, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Nevada law. These Sections do not affect a director’s or an officer’s responsibilities under any other laws, such as the federal securities laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to our Articles of Incorporation or Bylaws, it is the opinion of the SEC that such indemnification is against public policy as expressed in the act and is therefore unenforceable.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the transactions contemplated by the Purchase Agreement. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the SEC and is available electronically on EDGAR at www.sec.gov.

On the tenth (10th) day following the mailing of this Information Statement, Mr. Peter Lindhout, Mr. Javan King and Mr. Andrew Jarvis will serve as directors of the Company. At such time the Company will file a Current Report on Form 8-K with the SEC reflecting the same.

The Board of Directors.

October 6, 2008
Andrew Jarvis
President